Town Hall Strategy E Update Filed by Tivity Health, Inc. Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Nutrisystem, Inc. Commission File No.: 000-28551 Date: December 10, 2018

October 2015 – Donato’s Three Commitments 1 2 3 Empower the Organization ~ Strengthen the culture ~ Create financial flexibility (pay down debt) Unlock the Value of the Organization ~ Project Ripple Transform the Organization for Long-Term Growth ~ Strategy E

Transforming our Organization for Long-Term Growth Strategy E

Tivity Health Fitness TODAY: Offering Fitness & Social Engagement Solutions Focused on calories out Current Brand Portfolio Addresses: Fitness Social Engagement Fitness Nutrition Living Well & Restoration

Holistic Approach to Addressing: Overall Wellness Many Critical Health Needs, Including Weight Management TOMORROW: Expanded Portfolio of Healthy Lifestyle Brands Focused on calories in and out Tivity Health Fitness Fitness Nutrition Living Well & Restoration

Nutrisystem Overview – Ideal Fit Customizable nutrition and counseling services priced to serve the middle market with focus on portion control Special programs for addressing prediabetes and Type 2 diabetes Over 160 foods available including grab-and-go and fresh frozen meals Standalone brand with unique, heart-healthy and low-carb meal programs, products and services Created by world-renowned cardiologist behind the “Agatston Score,” considered best predictor of future heart attacks Over 100 foods available including grab-and-go and fresh frozen meals Nutrisystem is a rapidly growing, market leading weight loss program providing portion controlled meals and counseling to women and men of all ages (1) Includes add-back of stock based compensation. Snapshot Safe, effective and scientifically-backed weight-loss plans, with clinical studies to support and a distinguished Science Advisory Board 45 year heritage of innovation and consumer satisfaction A category leader with two of the top brands in weight loss Millions of customers served ~600 talented colleagues with passion for improving lives Full Year Revenue ($MM) Full Year Adjusted EBITDA(1) ($MM) Multiple Brands To Better Serve Consumers

Nutrisystem Core Competencies Multiple brands with track records of success Proven program to address Type 2 diabetes Strong ecommerce capabilities and platform Strong and complementary marketing and data analytics expertise #1 in Customer Service in weight loss category1 Cost-effective distribution network Retail and grocer channel presence through Amazon, Walmart and Costco Diverse offerings, marketing and analytical expertise, multi-channel experience, and effective distribution driving growth in the business 1. Newsweek Nov 30, 2018

Addressing Unmet Critical Health Needs & Related Costs Calories out Calories in Hypertension Type 2 diabetes and prediabetes Heart health and heart disease Stroke Gallbladder disease Osteoarthritis Respiratory problems Cognitive decline Low quality of life At least 13 different types of cancer Mental illness, such as depression and anxiety Disability due to excess weight on joints Weight-Related Chronic Conditions Source: https://www.americashealthrankings.org/explore/senior/measure/obesity_sr/state/ALL. Nicolas Cherbuin et al. "Obesity and Being Overweight Is Associated with Hippocampal Atrophy: The Path through Life Study." International Journal of Obesity 39, no. 10 (2015): 1509-14. Costs of Chronic Conditions $190 billion: estimated annual healthcare costs of obesity-related illnesses are $190 billion, or nearly 21 percent of annual medical spending in the U.S. $6.7 billion: lack of social contacts among older adults is associated with an estimated $6.7 billion in additional federal spending on Medicare annually Members will be able to balance calories in and calories out to help alleviate chronic conditions

Shared Passion for Improving Lives Cross-Platform Engagement Potential for New Integrated Products Increased Economies of Scale (particularly for media buys) Deepened Digital Engagement Highly Complementary Businesses Drive Accelerated Growth ~500 colleagues Tens of millions of Americans currently eligible for SilverSneakers®, Prime® Fitness and flip50™ programs 3.6 million people currently enrolled in SilverSneakers®; 295K currently enrolled in Prime® Fitness SilverSneakers® is most recognized senior wellness/fitness brand for over 26 years, with net promoter score of 81 SilverSneakers GO app is one of Apple’s top 200 free apps Expanded marketing in digital and TV channels TIVITY HEALTH ~600 colleagues 85 million people trying to lose weight and 48 million actively trying to prevent weight gain1 Helping millions of people lose weight for 45 years 2 leading household brands in weight loss: Nutrisystem and South Beach Diet 63% of consumers who want to lose weight would consider Nutrisystem Strong web and mobile presence Marketing across diversified mix of high ROI media channels NUTRISYSTEM Combined Platform & Complementary Competencies 1. Mintel Report, September 2017 and CDC.

Aligned Core Values

Donato’s Message QUESTIONS

Make it a great day!

NOTE ON FORWARD LOOKING STATEMENTS This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance.  Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements. These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances. Important Additional Information and Where to Find It In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136. Participants in Solicitation Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.  No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.